

December 30, 2010

William Tay
President
Daedalus Ventures, Inc.
2000 Hamilton Street, #943
Philadelphia, PA 19130

> **Re:** **Daedalus Ventures, Inc.**
> **Registration Statement on Form 10**
> **Filed September 23, 2010**
> **File No. 000-54126**

Dear Mr. Tay:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Tom Kluck
Legal Branch Chief